Exhibit 11.0

Calculation of Earnings per Share*

	December 31,
	2006	2005	2004
Weighted Average Shares Outstanding	4,086	4,063	4,045
Common Stock Equivalents	127	124	97
Average Common Shares and Equivalents, Fully Diluted	4,213	4,187	4,141
Net Income ($000)	$2,951	$2,981	$2,173
Basic Earnings per Share	$0.72	$0.73	$0.54
Diluted Earnings per Share	$0.70	$0.71	$0.52

*	Adjusted to effect a four-for-three stock split in the form of a stock dividend issued on December 3, 2004.